January 29, 2019

Edward Smith
President and Chief Executive Officer
SMTC Corporation
7050 Woodbine Ave., Suite 300
Markham, Ontario, Canada L3R 4G8

       Re: SMTC Corporation
           Registration Statement on Form S-3
           Filed January 7, 2019
           File No. 333-229154

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    David J. Katz